Confidential Treatment Request by Allied Waste Industries, Inc.
This letter omits confidential information included in the unredacted version of the letter that was delivered to the Division of Corporation Finance and the asterisks denote such omissions.

CONFIDENTIAL PURSUANT TO
17 C.F.R. § 200.83
November 8, 2005
Mr. Rufus Decker
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549
Re: File No. 1-14705
Dear Mr. Decker:
On behalf of Allied Waste Industries, Inc. (“we” or the “Company”), I am writing to respond to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) made in your letter dated October 26, 2005 (the “Comment Letter”), relating to our annual report on Form 10-K for the year ended December 31, 2004 and our quarterly reports on Form 10-Q for the fiscal quarters ended March 31, 2005 and June 30, 2005. Each of the responses below corresponds to the comment number used in the Comment Letter.
This response is being submitted to you in electronic form pursuant to Rule 101(a)(3) of Regulation S-T as well as via hand delivery. We acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Form 10-K for the Fiscal Year Ended December 31, 2004
Comment applicable to your overall filing
1.	Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. With the exception of the comments below that specifically request an amendment, all other revisions should be included in your future filings beginning with your Form 10-Q for the quarter ended September 30, 2005, if practical.

Disclosure revisions are included in our supplemental response and have been incorporated in our Form 10-Q for the quarter ended September 30, 2005, which was filed on November 8, 2005, except as otherwise noted in our response. Similar changes will be incorporated in our Form 10-K for the year ended December 31, 2005.
Item 3. Legal Proceedings, page 12
2.	Your disclosure states that in 2001 your expansion permit related to the vertical elevation expansion permit at one of your landfills in Texas was granted. Your disclosure further states that in November 2003 a judgment issued by a state trial court in Texas effectively revoked the expansion permit that was granted by TCEQ in 2001, which you subsequently appealed. Please update your disclosure to discuss the status of this case and when you expect to receive a response related to your appeal. Please also clarify your disclosure here and in your notes to your financial statements to include whether or not you have attempted to obtain bonding enabling you to operate the landfill as usual during the appeal. In addition, please tell us how you determined the landfill referred to above has not been impaired. Please expand your disclosure to discuss the geographic location and size of this landfill site.

See Appendix A for the updated disclosure we included in our Form 10-Q for the quarter ended September 30, 2005.

The landfill at issue is located in Donna, Texas. The footprint of the landfill is located on 112.3 acres out of a total of 130.7 acres consisting of the permit boundary. As of September 30, 2005, the estimated remaining capacity of the landfill is 4 million tons. Our appeal in the civil litigation to the Texas Court of Appeals is fully briefed and oral argument took place in March 2005. It is not known when the Court of Appeals will decide the case.

The Court of Appeals stayed the trial court’s order requiring a bond and has not subsequently lifted the stay order. Therefore, we have been able to operate the landfill during the appeal without a bond, and the landfill continues to operate at normal levels. On October 28, 2005, the Texas Supreme Court denied review of the neighboring parties appeal of the administrative expansion permit thereby confirming that the TCEQ properly granted our expansion permit.

Based on the above, and after consultation with counsel, we do not believe it is probable the landfill will be forced to close before the end of its estimated useful life.

As such, at this time we believe the carrying amount is recoverable. Consequently, we determined the landfill is not impaired as of December 31, 2004 or September 30, 2005.
Statements of Cash Flows, page 73
3.	You have presented cash provided by discontinued operations in your statements of cash flows. It is not clear whether the amount represents exclusively cash flow from discontinued operating activities or also includes financing and investing cash flows from discontinued operations. If this line item does include activity related to operating, investing, and financing, if material, please amend your filing to present this information separately below this caption. Alternatively, cash flows from operating, investing, and financing from discontinued operations may be presented separately below each caption which presents cash flows in each of these categories from continuing operations. Please provide us similar information related to your BFI statement of cash flows. Refer to footnote 10 of SFAS 95.

As noted, we have disclosed cash provided by discontinued operations in each of our statements of cash flows. For each of the three years ended December 31, 2004, 2003 and 2002, the amounts were $0.4 million, $15.5 million and $52.2 million, or 0.1%, 2.0% and 5.3% of cash provided by operating activities from continuing operations. The majority of these amounts relate to discontinued operating activities. No amounts relate to financing activities. Investing activities related to discontinued operations for each of the three years ended December 31, 2004, 2003 and 2002 were $0.0 million, $7.7 million and $4.3 million (in all cases these were net uses of cash), or 0.0%, 3.0% and 0.8% of total investing activities. By far the largest item in investing activities was capital expenditures made by the discontinued operations prior to their sale. In all periods presented, these amounts represent 1.7% or less of total capital expenditures.

For the nine months ended September 30, 2005, cash provided by discontinued operations only related to operating activities.

The BFI statement of cash flows also discloses the cash provided by (used for) discontinued operations. As with the Company as a whole, the majority of the amounts relate to operating activities. No amounts relate to financing activities. Investing activities related to discontinued operations were primarily capital expenditures, which accounted for 4.1% or less of the total BFI capital expenditures in all periods.
In light of the above, we do not believe separate captions would provide investors additional disclosure of material information. Should we have a material amount of either investing activity or financing activity related to discontinued operations in future periods, we will disclose those amounts separately and reclassify prior periods, if necessary.
Notes to Financial Statements
1. Organization and Summary of Significant Accounting Policies, page 74
4.	You disclosed on page 35 of your Form 10-Q for the fiscal quarter ended June 30, 2005 that your cost of goods sold include rebates paid to suppliers associated with recycling commodities. Please tell us the amount and how you determined rebates paid to your suppliers should be presented in cost of goods sold, rather than as a reduction of revenues. Please tell us how this type of arrangement meets the requirements in EITF 01-9. Please also discuss in MD&A any significant estimates resulting from these arrangements.

Typically, we purchase recyclable materials from various sources (ranging from individual suppliers to major commercial/industrial accounts) at acquisition costs based upon market rates or negotiated contractual rates. Upon receipt, we sort and bale these materials prior to marketing and selling them to mills for further processing.

As noted, cost of goods sold, a portion of cost of operations, includes payments we have described as “rebates paid to suppliers associated with recycling commodities.” These “rebates” are the amounts paid to suppliers for recyclable materials they are providing us. The amount of our payment to them may be contingent on commodity markets or other factors at the time of purchase, but the payment represents our consideration for the materials they have provided. The scope of EITF 01-9 “includes vendor consideration to any purchasers of the vendor’s products at any point along the distribution chain, regardless of whether the purchaser receiving the consideration is a direct customer of the vendor.”

However, in this case, the payments are being made not to a customer receiving our product in the distribution chain, but to a supplier who is providing us with waste plastic, paper and aluminum that we sort, bale and sell to mills. Consequently, we do not believe EITF 01-9 applies.

Instead, we believe our payments to vendors are properly presented as a cost of operations.
We have also assessed the accounting treatment of these payments under EITF 99-19, “Reporting Revenue Gross as a Principal or Net as an Agent,” which notes that gross or net revenue reporting “is a matter of judgment that depends on the relevant facts and circumstances.” We believe gross revenue reporting is the appropriate treatment, based on the following criteria outlined in EITF 99-19:
•	the company is the primary obligor in the arrangement — we are responsible for filling the orders of recyclable materials to our customers and we assume all credit risk regardless of whether we collect from our customers;

•	the company has general inventory risk — we take title to materials purchased from our suppliers;

•	there are no refund provisions;

•	the company has latitude in establishing price — we charge customers based on a specified rate per ton, which may be a function of volume, condition and other market factors, but is not contingent on the material rate paid to our suppliers;

•	the company changes the product or performs part of the service — we sort and bale products prior to selling them to our customers (materials acquired from multiple suppliers are co-mingled when bailed);

•	the company has discretion in supplier selection — we can choose the suppliers from whom we purchase recyclable materials;

•	the company is involved in the determination of product or service specification — we determine the type of recyclable products we buy and offer to our customer base and are responsible for product quality and order fulfillment;

•	the company has physical loss inventory risk — we assume full risk of physical inventory loss from the suppliers’ facilities to customers’ sites; and

•	the company has credit risk — we are responsible for payments on recyclable materials to our suppliers regardless of whether we can subsequently collect from our customers.
The payments captioned “rebates paid to suppliers associated with recycling commodities” for each of the three years ended December 31, 2004, 2003 and 2002, were $42.6 million, $32.8 million and $31.2 million, or 1.3%, 1.0% and 1.0% of cost of operations.
As is evident from the description above, the expense amounts reflected are based on actual prices paid for material purchased. As such, there are no significant estimates used in recording the amounts.

In order to more clearly characterize the payments, we have changed our description of “rebates” to “materials costs”, beginning with our Form 10-Q for the quarter ended September 30, 2005.
7. Landfill Accounting, page 99
Environmental Costs, page 104
5.	Please expand your disclosure to discuss in further detail the nature of the environmental matters you have recorded liabilities for and for those you have concluded it is reasonably possible that the outcome of the matter could result in approximately $20.0 [sic] million of additional liability. Please also disclose any significant changes to any assumptions you may have made in assessing the liability as of the end of each period presented.

We expanded our disclosure in note 7 of our Form 10-Q for the quarter ended September 30, 2005 and will expand our disclosure in our Form 10-K for the year ended December 31, 2005 to provide further detail regarding the nature of environmental matters for which we have recorded liabilities. See Appendix B for the updated disclosure we included in our Form 10-Q.

Liabilities are recorded for environmental remediation and corrective actions at sites that we own, operate or with which we were potentially involved (for example, we may have transported waste to a Superfund site). These liabilities primarily include costs associated with remediating groundwater, surface water and soil contamination as well as controlling and containing methane gas migration.

The recorded liabilities represent our estimate of the most likely outcome of the matters for which we have determined liability is probable. However, the estimation process requires assumptions about future events due to a number of uncertainties, including the extent of contamination, the financial viability of other potentially responsible parties and the final apportionment of responsibility among the potentially responsible parties.

Because of these uncertainties, we estimate a range of exposure for certain matters and, as discussed above, our estimate of the most likely outcome is used to record environmental liabilities. We disclose it is reasonably possible that the result of all environmental matters having a significant range of outcomes (excluding closure and post-closure, as noted in the disclosure) could result in approximately $20 million of additional liability, which represents the difference between the amount recorded as most likely and the high end of the reasonably possible range for these matters.

There have been no significant changes to material assumptions underlying our calculations of liability.
Form 10-Q for the Quarterly Period Ended June 30, 2005
Notes to Financial Statements
6.	Please expand your disclosure to include the terms and conditions related to your Series D senior mandatory convertible preferred stock you issued during the fiscal quarter ended March 31, 2005.

We expanded our disclosure in the Form 10-Q for the quarter ended September 30, 2005 and will expand our disclosure in the Form 10-K for the year ended December 31, 2005. See Appendix C for the updated disclosure we included in our Form 10-Q.
10. Commitments and Contingencies, page 19
Litigation, page 19
7.	On pages 38 and 118 of your Form 10-K for the fiscal year ended December 31, 2004 you disclosed that three putative class action lawsuits were filed against you and four of your current and former officers in the U.S. District Court for the District of Arizona. Please revise your disclosure to include an update regarding these claims, including your conclusion and the related assumptions used to determine your conclusion based on the guidance in paragraphs 3 and 8-10 of SFAS 5 relating to this matter. Please ensure you include in your disclosure whether you have accrued any amounts relating to these claims and the legal costs associated with these claims. Please also provide us with a copy of the amended complaint, your response to the amended complaint, and the outcome of the hearing which was scheduled to occur on October 19, 2005 related to this matter.

On August 9, August 27, and September 30, 2004, three separate putative class action lawsuits, Zack v. Allied Waste Industries, Inc., CV 04 1640 PHX-MHM, Cruse v. Allied Waste Industries, Inc., CV 04 1805 PHX-JAT and Moore v. Allied Waste Industries, Inc., CV 04 2058 PHX-JWS, were filed against the Company and four of its current and former officers. On January 14, 2005, the court entered an order appointing lead plaintiffs in the consolidated securities action and approving their choice of law firms as lead counsel.

On March 31, 2005, plaintiffs filed one amended consolidated complaint (the “Complaint”) against us and five of our former officers in the U.S. District Court for the District of Arizona (the “Court”). The amended complaint asserts claims against all defendants under Section 10(b) of the Securities Exchange Act of 1934 and Rule

10b-5 promulgated thereunder and claims against the officers under Section 20(a) of the Securities Exchange Act. The complaint alleges that from February 10, 2004 to September 13, 2004, the defendants caused false and misleading statements to be issued in our public filings and public statements regarding our anticipated results for fiscal year 2004. The lawsuits seek an unspecified amount of damages.
On May 2, 2005, we filed a motion to dismiss the Complaint (the “Motion”). Plaintiffs filed their opposition to the Motion on May 26, 2005, and the defendants, including the Company, filed replies in support of the Motion on June 13, 2005. On September 20, 2005, the Court entered an order scheduling oral argument on the Motion on October 19, 2005. On October 19, 2005, the Court heard oral arguments by the parties. The Motion has not been decided, and is currently under submission with the Court. There has not been and will not be any discovery in this case unless the Court denies our Motion.
This action is in its early stages and, as we previously disclosed, we are not able to determine whether the outcome will have a material adverse affect on our consolidated results of operations. Additionally, we are not able to determine what an estimated range of loss, if any, might be. Since we are currently unable to determine if it is probable a loss has been incurred and are unable to estimate a loss, if any, we have not recorded an accrual in accordance with paragraph 8 of SFAS 5. We believe our disclosure of the uncertain nature of this matter conveys to a reader that we have not recorded an accrual.
We have updated our disclosure to reflect the current status of the litigation. See Appendix D for the disclosure we included in our Form 10-Q for the quarter ended September 30, 2005.
We are also providing to you copies of the amended complaint and our response to the amended complaint, as requested.
Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 32
Three and Six Months Ended June 30, 2005 and 2004, page 37
Selling, General and Administrative Expenses, page 38
8.	Your disclosure states that during the second quarter 2005, you reduced your selling, general and administrative expenses by $16.3 million related to accruals for legal matters primarily related to BFI as a result of favorable developments. Please expand your disclosure to discuss the changes that caused you to change your estimate related to this liability. If material, please also expand your disclosure to include the amount of the various litigation accruals reflected in your balance sheet as of December 31, 2004 and the changes during the interim periods in the current year.
The reduction in accruals for legal matters in the second quarter of 2005 primarily related to a legal proceeding titled Browning-Ferris Industries of Ponce, Inc. v. Municipality of Arecibo et al.
On April 17, 1997, Browning-Ferris Industries of Ponce, Inc. (BFI-Ponce) filed a suit against the Municipality of Arecibo (“Arecibo”) to collect past due amounts pursuant to various contracts between the parties for waste disposal services. Arecibo countersued, alleging that the contracts were null and void and demanded return of all prior payments to BFI-Ponce. The General Court of Justice, Circuit Court of Appeals, Commonwealth of Puerto Rico entered summary judgment in favor of Arecibo, annulling all but one of the contracts between the parties and directed the court below to determine the amount of monies that Arecibo paid to BFI-Ponce pursuant to the contracts annulled. Ultimately, the court determined that BFI-Ponce should return all fees collected pursuant to the various contracts annulled. As part of our acquisition of Browning-Ferris Industries, Inc., the parent of BFI-Ponce, we recorded an accrual for the amount of that judgment, as our assessment at the time was that a liability had been incurred and our estimate of that liability was the amount of the judgment.
On March 9, 2000, BFI-Ponce appealed the decision to the Supreme Court of Puerto Rico. Five years later, by order dated June 16, 2005, the Supreme Court of Puerto Rico (1) declared valid all of the contracts between Arecibo and BFI-Ponce and (2) remanded the case to determine the sum of monies that Arecibo owed BFI-Ponce pursuant to those contracts. At June 30, 2005, we reversed the accrual of * related to this matter because of the Supreme Court decision in favor of BFI-Ponce. On July 1, 2005, Arecibo filed a motion for reconsideration to the Supreme Court of Puerto Rico and, on July 6, 2005, BFI-Ponce filed an opposition to Arecibo’s motion for re-consideration. While we anticipate the Supreme Court of Puerto Rico will rule on the motion eventually, the court has an unlimited period of time to do so.
Regarding this matter, we expanded our disclosure in the Form 10-Q for the quarter ended September 30, 2005 and will expand our disclosure in the Form 10-K for the year ended December 31, 2005. See Appendix E for the updated disclosure we included in the Form 10-Q.
There are no material litigation matters that we have not disclosed to our investors. We have consistently disclosed in our cash flow statement the aggregate amount of changes to estimates of acquisition accruals in each period presented. The largest single item in 2005 was the BFI-Ponce litigation matter discussed above.
Our accruals for litigation (exclusive of amounts disclosed for federal income tax litigation and environmental matters) total approximately * at September 30, 2005, are not material to our consolidated balance sheet and are not required to be disclosed on our balance sheet by Regulation S-X. We believe we met our SFAS 5 disclosure responsibilities by disclosing the following in our Commitments and Contingencies footnote:
“Other than the securities law action and the landfill permitting matter discussed in the following paragraphs, we do not believe that matters in process at September 30, 2005 will have a material adverse effect on our consolidated liquidity, financial position or results of operations.”
Going forward, we will continue to conduct our normal course SFAS 5 analysis, discuss material litigation in our Forms 10-Q and 10-K and disclose changes to our aggregate accruals for legal matters that would be material to our consolidated financial statements.
* * *
If you need any additional information or have any questions or additional comments concerning the foregoing, please contact me at (480) 627-2700.
Sincerely,
Peter S. Hathaway, Allied Waste Industries, Inc.

APPENDIX A
Regarding Comment #2
Donna, Texas Landfill
We included the following in our Form 10-Q for the quarter ended September 30, 2005 under Part II, Item 1. Legal Proceedings and in note 10 to our financial statements:
In September 1999, neighboring parties and the county drainage district filed a civil lawsuit seeking to prevent BFI from obtaining a vertical elevation expansion permit at our 131-acre landfill in Donna, Texas. They claimed BFI had agreed not to expand the landfill based on a pre-existing Settlement Agreement, from an unrelated dispute years ago related to drainage discharge rights. In 2001, the Texas Commission on Environmental Quality (TCEQ) granted BFI an expansion permit (administrative expansion permit), and, based on this expansion permit, the landfill has an estimated remaining capacity of approximately 4 million tons at September 30, 2005. Nonetheless, the parties opposing the expansion continued to litigate the civil lawsuit and pursue their efforts in preventing the expansion. In November 2003, a judgment issued by a Texas state trial court in the civil lawsuit effectively revoked the administrative expansion permit that was granted by the TCEQ in 2001, which would require us to operate the landfill according to a prior permit granted in 1988. The Texas Court of Appeals stayed the trial court’s order, allowing us to continue to place waste in the landfill in accordance with the administrative expansion permit granted in 2001 and has not, as yet, ruled on the need for us to post a bond to do so. Operationally, if necessary, we will attempt to obtain bonding that would allow us to continue to operate the landfill as usual during the period of appeals. On October 28, 2005, the Texas Supreme Court denied review of the neighboring parties appeal of the administrative expansion permit thereby confirming that the TCEQ properly granted our expansion permit.
We are vigorously defending the civil litigation judgment in the Texas Court of Appeals and believe that the merits of our position will prevail. If the civil litigation appeal is not successful, the court has a number of possible remedies, some of which could result in the landfill becoming impaired and/or requiring us to incur costs to relocate waste to another landfill. Such remedies could result in charges of up to $65 million to our consolidated statement of operations. It is not known when the Texas Court of Appeals will decide the case.

APPENDIX B
Regarding Comment #5
Environmental Matters
We included the following in our Form 10-Q for the quarter ended September 30, 2005 in note 7 to our financial statements:
Environmental liabilities arise from contamination at sites that we own or operate or third-party sites where we deliver or transport waste. These liabilities primarily include costs associated with remediating groundwater, surface water and soil contamination as well as controlling and containing methane gas migration. In connection with evaluating these liabilities, we estimate a range of potential impacts and the most likely outcome. The recorded liabilities represent our estimate of the most likely outcome of the matters for which we have determined liability is probable. For these matters, we periodically evaluate the recorded liabilities as additional information becomes available to ascertain whether the accrued liabilities are adequate. We do not expect near-term adjustments to estimates will have a material effect on our consolidated liquidity, financial position or results of operations.
However, the estimation process requires assumptions about future events due to a number of uncertainties, including the extent of contamination, the financial viability of other potentially responsible parties and the final apportionment of responsibility among the potentially responsible parties. As noted above, because of these uncertainties we estimate a range of exposure for environmental liabilities. Using the high end of our estimate of the reasonably possible range, the outcome of these matters, which exclude capping, closure and post-closure costs, could result in approximately $20 million of additional liability.

APPENDIX C
Regarding Comment #6
Series D Mandatory Convertible Preferred Stock
We included the following in our Form 10-Q for the quarter ended September 30, 2005 in note 6 to our financial statements:
Series D mandatory convertible preferred stock —
In March 2005, we issued 2.4 million shares of Series D mandatory convertible preferred stock (Series D Preferred Stock), par value of $0.10 at $250 per share, through a public offering for net proceeds of approximately $581 million. The Series D Preferred Stock has a dividend rate of 6.25% and is mandatorily convertible on March 1, 2008. On the conversion date, each share of Series D Preferred Stock will automatically convert into shares of common stock based on the following conversion table:

Applicable Market Value
of Common Shares	Conversion Rate
Less than or equal to $7.90	31.6456:1
Between $7.90 and $9.88	31.6456:1 to 25.3165:1
Equal to or greater than $9.88	25.3165:1
The Series D Preferred Stock is convertible into common stock at any time prior to March 1, 2008 at the option of the holder at a conversion rate of 25.3165 shares of common stock for one share of Series D Preferred Stock. Any time prior to March 1, 2008, the Series D Preferred Stock can be required to be converted, at a conversion rate of 25.3165 shares of our common stock for each share of our Series D Preferred Stock, at our option if the closing price of our common stock is greater than $14.81 for 20 days within a 30-day consecutive period. If we elect to convert the Series D Preferred Stock, we are required to pay the present value of the remaining dividend payments through and including March 1, 2008.

APPENDIX D
Regarding Comment #7
Class Action Lawsuit
We included the following in our Form 10-Q for the quarter ended September 30, 2005 in note 10 to our financial statements:
A consolidated amended class action complaint was filed against us and five of our current and former officers on March 31, 2005 in the U.S. District Court for the District of Arizona (the “Court”). The amended complaint consolidates three lawsuits previously filed on August 9, 2004, August 27, 2004, and September 30, 2004.
The amended complaint asserts claims against all defendants under Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder and claims against the officers under Section 20(a) of the Securities Exchange Act. The complaint alleges that from February 10, 2004 to September 13, 2004, the defendants caused false and misleading statements to be issued in our public filings and public statements regarding our anticipated results for fiscal year 2004. The lawsuits seek an unspecified amount of damages. On October 19, 2005, the Court heard oral arguments on a motion we have filed to dismiss the complaint. The motion has not been decided, and is currently under submission with the Court. We are defending the action vigorously. This action is in its early stages and we are not able to determine whether the outcome will have a material adverse effect on our consolidated results of operations or what an estimated range of loss, if any, might be.

APPENDIX E
Regarding Comment #8
Reduced accrual for legal matters
We included the following in our Form 10-Q for the quarter ended September 30, 2005 in Management’s Discussion and Analysis of Results of Operations for the three and nine months ended September 30, 2005 and 2004:
Selling, general and administrative expenses. Selling, general and administrative expenses decreased 0.3% and 5.5% in the three and nine months ended September 30, 2005, respectively, as compared to the same periods in 2004. The decrease for both periods includes a decrease in professional fees partially offset by an increase in salaries. In 2004, salaries included lower accruals for certain incentive compensation. Professional fees decreased by 38% in the third quarter and 29% for the nine months ended September 30, 2005. The professional fees in 2004 primarily related to the development of our best practices initiative and Sarbanes-Oxley 404 implementation. In 2005, we also recorded reversals of legal accruals of approximately $5.8 million resulting from favorable settlements. Selling, general and administrative expenses for the three and nine months ended September 30, 2005 include approximately $4.0 million of costs incurred in the third quarter of 2005 as a result of the Gulf Coast hurricanes.
The decrease in selling, general and administrative expenses for the nine months ended September 30, 2005 also includes a $16.3 million non-cash benefit for the reversal of litigation reserves related to certain legal matters recorded in the second quarter of 2005. The majority of the decrease is the result of a favorable ruling by the Supreme Court of Puerto Rico with respect to a proceeding involving BFI that had been pending on appeal since 2000, which ruling in the Company’s favor is currently subject to a plaintiff’s motion for reconsideration. It is not known when the Supreme Court of Puerto Rico will rule on the plaintiff’s motion for reconsideration.